Exhibit 99.1

Publication of the decision to make a voluntary public acquisition offer in the form of a partial offer

pursuant to Section 10 (1) and (3) of the German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz) (WpÜG)

Bidder:

Maruho Deutschland GmbH

Hemmelrather Weg 201, Haus 2

51377 Leverkusen

Germany

registered in the commercial register of the Local Court (Amtsgericht) of Düsseldorf under HRB 69727

Target:

Biofrontera AG

Hemmelrather Weg 201

51377 Leverkusen

Germany

registered in the commercial register of the Local Court (Amtsgericht) of Cologne under HRB 49717

Registered shares: ISIN DE0006046113 (WKN 604611)

Maruho Deutschland GmbH (“Bidder”), a wholly-owned subsidiary of Maruho Co., Ltd., decided on 1 April 2019 to make a voluntary public acquisition offer in the form of a partial offer to the shareholders of Biofrontera AG to acquire up to a total of 4,322,530 of their registered no-par value shares in Bio-frontera AG (“Biofrontera-Shares”), and thus approximately 9.68 % of the share capital of Biofrontera AG, for a cash consideration of

EUR 6.60 per share

(“Acquisition Offer”). Currently, the Bidder holds 9,062,809 Biofrontera-Shares. This corresponds to approximately 20.31 % of the share capital and the voting rights.

In all other respects, the Acquisition Offer will be made in accordance with the provisions to be set out in the offer document. The offer document and other information pertaining to the Acquisition Offer will be published in German as well as in a non-binding English translation at

http://www.pharma-offer.de.

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The offer document will additionally be published by a notice of availability (Hinweisbekanntmachung) in the German Federal Gazette (Bundesanzeiger). A non-binding English translation of the offer document, along with other notices and announcements pertaining to the Acquisition Offer, will also be furnished to the U.S. Securities and Exchange Commission (“SEC”) under cover of Form CB. This information is published on the SEC’s website at http://www.sec.gov.

Important Notices:

This announcement is neither an offer to purchase nor a request to submit an offer to sell Biofrontera-Shares. The definite terms of the Acquisition Offer, as well as further information regarding the Acquisition Offer, will be published in the offer document following permission by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin) to publish the offer document. The Bidder reserves the right to amend the provisions of the Acquisition Offer insofar as this is legally permissible.

Investors and holders of Biofrontera-Shares or American Depositary Shares (“ADS”) in Biofrontera AG (“Biofrontera-ADS”) are strongly advised to read the offer document, as well as all other documents relating to the Acquisition Offer, as soon as they are published, as they will contain important information. The Acquisition Offer will only be for Biofrontera-Shares and holders of Biofrontera-ADS will not be able to directly tender their Biofrontera-ADS for sale in connection with the Acquisition Offer. Holders of Biofrontera-ADS who wish to accept the Acquisition Offer with regard to the Biofrontera-Shares underlying their Biofrontera-ADS will be entitled to do so but will first need to timely convert their Biofrontera-ADS for Biofrontera-Shares, which can then be tendered for sale within the framework of, in accordance with, and subject to, the terms of the Acquisition Offer.

Investors and holders of Biofrontera-Shares or Biofrontera-ADS may also view a non-binding English translation of the documents, notices and announcements pertaining to the Acquisition Offer on the SEC’s website (http://www.sec.gov) free of charge as soon as they have been furnished to the SEC under cover of Form CB and have become available on the website. Neither the SEC nor any securities commission of any state in the U.S. has (a) approved or disapproved of the Acquisition Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offense in the U.S.

The Acquisition Offer refers to shares of a German company and will be made exclusively in accordance with the laws of the Federal Republic of Germany and certain applicable provisions of the securities laws and regulations of the United States of America and the respective applicable exemptions, in particular the so-called “Tier I Exemption”. As a result of the Tier I Exemption, the Acquisition Offer will generally be subject to the disclosure and other requirements and procedures of the Federal Republic of Germany that differ from those of the United States. Any contract that is concluded on the basis of the Acquisition Offer will be governed solely by the laws of the Federal Republic of Germany and is to be construed in accordance with these laws.

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With the exception of the permission to publish the offer document in Germany and pursuant to German law, no other registrations, approvals or authorizations of the offer document or the Acquisition Offer will be applied for or arranged with securities regulators of other legal systems.

Leverkusen, 1 April 2019

Maruho Deutschland GmbH

The Management

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